S A K S
I N C O R P O R A T E D
12 E. 49th Street
New York, New York 10017

May 26, 2009

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Saks Incorporated (the “Company”)
Definitive Proxy Statement on Schedule 14A
Filed: April 24, 2009
File No. 001-13113

Dear Mr. Owings:

Set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Stephen I. Sadove, Chief Executive Officer and Chairman of the Board of the Company, dated May 21, 2009 (the “Comment Letter”), relating to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 24, 2009 (the “Original Proxy Statement”).

For convenience of reference, the Staff’s comment has been reproduced in its entirety in italicized type followed immediately by the Company’s response.

Definitive Proxy Statement on Schedule 14A

Comment:

1.           We note that P. Schoenfeld Asset Management LP, et al., or PSAM, has filed a Schedule 14A soliciting shareholders to (i) withhold votes for the re-election of C. Warren Neel to Saks’ board of directors, (ii) vote for the shareholder proposal to request that Saks’ board of directors initiate the declassification of the board of directors, and (iii) vote for PSAM’s proposal to request that Saks’s board of directors initiate the process to provide that director nominees be elected by a majority.  Consistent with Rule 14a-9, you are required to revise your proxy materials to disclose the existence of the solicitation in opposition.  Please file a supplement to your Schedule 14A (tagged as a “DEFR14A”) addressing this contest including, for example, the disclosure required pursuant to Items 4.b. and 5.b. of Schedule 14A.  We may have additional comments.

Response to Comment No. 1:

The company will be filing the requested supplemental proxy materials (“Supplemental Proxy Materials”).  Although we believe that the Original Proxy Statement already substantially addresses the matters required by Item 4(b) of Schedule 14A, the Supplemental Proxy Materials will clarify the Company’s responsibilities for the costs of the solicitation as well as the fact that the Company does not expect the expenses that it incurs this year to be more than the amount it normally expends for a

Mr. H. Christopher Owings
United States Securities and Exchange  Commission
May 26, 2009

solicitation for an election of directors in the absence of a contest.  There will be no disclosure regarding any settlement that terminates a solicitation because no such settlement has occurred.

To the extent that the information required by Item 5(b) of Schedule 14A already is contained in the Original Proxy Statement (e.g., principal occupations, share ownership as of the record date), the Company intends to reference back to the Original Proxy Statement rather than duplicate this information in the Supplemental Proxy Materials.  Otherwise, the Supplemental Proxy Materials will address those required disclosures.

2.           In addition, clarify whether or not brokers will have discretion to vote securities for which they have not received instructions.  In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

Response to Comment No. 2:

The Original Proxy Statement discloses that brokers will not have discretionary voting power with respect to the proposal to adopt the Saks Incorporated 2009 Long-Term Incentive Plan (Item 3) and the shareholder proposals (Items 4, 5 and 6).  Brokers will have discretionary voting power with respect to the proposal to ratify the appointment of PricewaterhouseCoopers (Item 2).  In view of the withhold vote campaign of PSAM, brokers will not have authority to exercise discretionary voting with respect to the election of directors and the Supplemental Proxy Materials will so state.

* * * * *

The Company, as the filing person, acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that we have been responsive to the Staff’s comments; however, please feel free to contact me with respect to this response.

Very truly yours,

/s/ Michael A. Brizel

Michael A. Brizel
Executive Vice President and
General Counsel

cc:           Stephen I. Sadove
Gary M. Brown